TO THE SECRETARY OF
IDS LIFE INSURANCE COMPANY

At the Meeting of the Board of Directors of IDS Life Insurance Company held on October 16th, 1985, the Board of Directors:

         RESOLVED, That the five separate accounts, IDS Life Accounts P, Q, R, S and T, established in accordance with Section 61A.14 Minnesota Statutes at a meeting of the Board of Directors of the Corporation on May 9, 1985, are hereby collectively reconstituted as IDS Life Variable Life Separate Account (currently comprised of five subaccounts) which the Board establishes as a Successor Issuer under Rule 414 of the Securities Act of 1933. . .; and

         RESOLVED FURTHER, That the proper officers of the Corporation are hereby authorized and directed to establish such additional subaccounts in the future as they determine to be appropriate.

As President of IDS Life Insurance Company, I hereby establish, in accordance with the above resolutions and pursuant to the authority granted by the Board of Directors of IDS Life Insurance Company, the following additional subaccount within the Separate Account:

o Subaccount FND, to invest in shares of AXPsm Variable Portfolio - New Dimensions Fund

In accordance with the above resolutions and pursuant to authority granted by the Board of Directors of IDS Life Insurance Company, the unit investment trust comprised of IDS Life Variable Life Separate Account and consisting of sixteen subaccounts is hereby reconstituted as IDS Life Variable Life Separate Account consisting of seventeen subaccounts.

                                                    Received by the Secretary


/s/  Richard W. Kling                              /s/  William A. Stoltzmann
     Richard W. Kling                                   William A. Stoltzmann

                                                       Date:  October 29, 1999